UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

HAMPTON ROADS BANKSHARES, INC.
(Name of Issuer)

COMMON STOCK
 (Title of Class of Securities)

409321106
 (CUSIP Number)

Anchorage Capital Group, L.L.C.
(Formerly Anchorage Advisors, L.L.C.)
610 Broadway
6th Floor
New York, NY 10012
Tel: 212-432-4650
Attention: Anne-Marie Kim, Esq.

Copy to:

Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005
Tel: (212) 530-5000
Attention: Thomas C. Janson, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 409321106		13D
1.		NAMES OF REPORTING PERSONS ANCHORAGE ADVISORS MANAGEMENT, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-0042478
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		SOURCES OF FUNDS AF(1) (See Item 3)
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 196,543,825(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 196,543,825(2)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,543,825(2)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.09%(3)
14.		TYPE OF REPORTING PERSON OO, HC
_______________________________

(1) Funds for all purchases of Common Shares (as defined below) beneficially owned by the Reporting Persons (as defined below) have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2)  Includes 16,693,620 Common Shares issuable pursuant to the Non-Contingent Warrant (as defined in the Schedule 13D) but does not include 8,346,810 Common Shares issuable pursuant to the Contingent Warrant (as defined in the Schedule 13D).

(3)  Calculation is based upon 851,374,615 Common Shares, which includes (a) 684,680,995 Common Shares currently outstanding as reported to the Reporting Persons as of December 28, 2010, (b) 50,000,000 Common Shares issued on December 28, 2010 in connection with the second closing of the Investment, (c) 100,000,000 Common Shares issued on December 28, 2010 in connection with the Rights Offering, and (d) 16,693,620 Common Shares issuable pursuant to the Non-Contingent Warrant.

CUSIP No. 409321106		13D
1.		NAMES OF REPORTING PERSONS ANCHORAGE CAPITAL GROUP, L.L.C. (FORMERLY ANCHORAGE ADVISORS, L.L.C.) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-0042271
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		SOURCES OF FUNDS AF(1) (See Item 3)
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 196,543,825(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 196,543,825(2)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,543,825(2)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.09%(3)
14.		TYPE OF REPORTING PERSON OO, IA
_______________________________

(1) Funds for all purchases of Common Shares beneficially owned by the Reporting Persons have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2)  Includes 16,693,620 Common Shares issuable pursuant to the Non-Contingent Warrant (as defined in the Schedule 13D) but does not include 8,346,810 Common Shares issuable pursuant to the Contingent Warrant (as defined in the Schedule 13D).

(3)  Calculation is based upon 851,374,615 Common Shares, which includes (a) 684,680,995 Common Shares currently outstanding as reported to the Reporting Persons as of December 28, 2010, (b) 50,000,000 Common Shares issued on December 28, 2010 in connection with the second closing of the Investment, (c) 100,000,000 Common Shares issued on December 28, 2010 in connection with the Rights Offering, and (d) 16,693,620 Common Shares issuable pursuant to the Non-Contingent Warrant.

CUSIP No. 409321106		13D
1.		NAMES OF REPORTING PERSONS ANCHORAGE CAPITAL MASTER OFFSHORE, LTD. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 98-0418059
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		SOURCES OF FUNDS WC(1) (See Item 3)
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 196,543,825(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 196,543,825(2)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,543,825(2)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.09%(3)
14.		TYPE OF REPORTING PERSON OO
_______________________________

(1) Funds for all purchases of Common Shares beneficially owned by the Reporting Persons have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2)  Includes 16,693,620 Common Shares issuable pursuant to the Non-Contingent Warrant (as defined in the Schedule 13D) but does not include 8,346,810 Common Shares issuable pursuant to the Contingent Warrant (as defined in the Schedule 13D).

(3)  Calculation is based upon 851,374,615 Common Shares, which includes (a) 684,680,995 Common Shares currently outstanding as reported to the Reporting Persons as of December 28, 2010, (b) 50,000,000 Common Shares issued on December 28, 2010 in connection with the second closing of the Investment, (c) 100,000,000 Common Shares issued on December 28, 2010 in connection with the Rights Offering, and (d) 16,693,620 Common Shares issuable pursuant to the Non-Contingent Warrant.

CUSIP No. 409321106		13D
1.		NAMES OF REPORTING PERSONS ACMO-HR, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 80-0597233
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		SOURCES OF FUNDS AF(1) (See Item 3)
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 196,543,825(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 196,543,825(2)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,543,825(2)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.09%(3)
14.		TYPE OF REPORTING PERSON PN
_______________________________

(1) Funds for all purchases of Common Shares beneficially owned by the Reporting Persons have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2)  Includes 16,693,620 Common Shares issuable pursuant to the Non-Contingent Warrant (as defined in the Schedule 13D) but does not include 8,346,810 Common Shares issuable pursuant to the Contingent Warrant (as defined in the Schedule 13D).

(3)  Calculation is based upon 851,374,615 Common Shares, which includes (a) 684,680,995 Common Shares currently outstanding as reported to the Reporting Persons as of December 28, 2010, (b) 50,000,000 Common Shares issued on December 28, 2010 in connection with the second closing of the Investment, (c) 100,000,000 Common Shares issued on December 28, 2010 in connection with the Rights Offering, and (d) 16,693,620 Common Shares issuable pursuant to the Non-Contingent Warrant.

CUSIP No. 409321106		13D
1.		NAMES OF REPORTING PERSONS ANTHONY L. DAVIS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		SOURCES OF FUNDS AF(1) (See Item 3)
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 196,543,825(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 196,543,825(2)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,543,825(2)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.09%(3)
14.		TYPE OF REPORTING PERSON IN, HC
_______________________________

(1) Funds for all purchases of Common Shares beneficially owned by the Reporting Persons have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2)  Includes 16,693,620 Common Shares issuable pursuant to the Non-Contingent Warrant (as defined in the Schedule 13D) but does not include 8,346,810 Common Shares issuable pursuant to the Contingent Warrant (as defined in the Schedule 13D).

(3)  Calculation is based upon 851,374,615 Common Shares, which includes (a) 684,680,995 Common Shares currently outstanding as reported to the Reporting Persons as of December 28, 2010, (b) 50,000,000 Common Shares issued on December 28, 2010 in connection with the second closing of the Investment, (c) 100,000,000 Common Shares issued on December 28, 2010 in connection with the Rights Offering, and (d) 16,693,620 Common Shares issuable pursuant to the Non-Contingent Warrant.

CUSIP No. 409321106		13D
1.		NAMES OF REPORTING PERSONS KEVIN M. ULRICH I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		SOURCES OF FUNDS AF(1) (See Item 3)
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 196,543,825(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 196,543,825(2)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,543,825(2)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.09%(3)
14.		TYPE OF REPORTING PERSON IN, HC
_______________________________

(1) Funds for all purchases of Common Shares beneficially owned by the Reporting Persons have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2)  Includes 16,693,620 Common Shares issuable pursuant to the Non-Contingent Warrant (as defined in the Schedule 13D) but does not include 8,346,810 Common Shares issuable pursuant to the Contingent Warrant (as defined in the Schedule 13D).

(3)  Calculation is based upon 851,374,615 Common Shares, which includes (a) 684,680,995 Common Shares currently outstanding as reported to the Reporting Persons as of December 28, 2010, (b) 50,000,000 Common Shares issued on December 28, 2010 in connection with the second closing of the Investment, (c) 100,000,000 Common Shares issued on December 28, 2010 in connection with the Rights Offering, and (d) 16,693,620 Common Shares issuable pursuant to the Non-Contingent Warrant.

SCHEDULE 13D/A

This Amendment No. 1 amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the United States Securities and Exchange Commission (the “SEC”) on October 12, 2010 (the “Schedule 13D”) relating to the common stock, $0.01 par value per share (the “Common Shares”), of Hampton Roads Bankshares, Inc., a Virginia corporation (“HRB”).  HRB’s principal executive offices are located at 999 Waterside Drive, Suite 200, Norfolk, VA 23510.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended and supplemented as follows:

Name Change

On October 12, 2010, Anchorage Advisors, L.L.C. changed its name to Anchorage Capital Group, L.L.C.  All references in the Schedule 13D to “Anchorage Advisors, L.L.C.” and “Advisors” are hereby amended to “Anchorage Capital Group, L.L.C.” and “Capital Group”, respectively.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The amount of funds used by ACMO to make two purchases for a total of 26,830,015 Common Shares, as described below in Item 4, was $10,732,006.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment is being filed in connection with the closing of the Rights Offering and the second closing of the Investment.

On November 15, 2010, HRB commenced the Rights Offering, providing for the purchase of 100,000,000 Common Shares for an aggregate purchase price of $40 million.  The Rights Offering expired on December 10, 2010.  As previously disclosed, the Investors agreed to purchase any unsubscribed Common Shares offered in the Rights Offering in accordance with the terms of the Investment Agreement.  As a result, on December 28, 2010, ACMO purchased 13,080,015 Common Shares at the closing of the Rights Offering at a price of $0.40 per Common Share.

The second closing of the Investment occurred simultaneously with the closing of the Rights Offering.  Pursuant to the terms of the Investment Agreement, on December 28, 2010, ACMO purchased 13,750,000 Common Shares at a price of $0.40 per Common Share.  The aggregate number of Common Shares issued to ACMO in connection with the first closing, second closing and Rights Offering equaled 179,850,205.

Pursuant to the terms of the Warrants, (i) the number of Common Shares subject to the Contingent Warrant shall be automatically increased by the number of Common Shares by which 1% of the Common Shares outstanding immediately after giving effect to the second closing of the Investment (and all other transactions occurring prior to or simultaneously therewith) exceeds 7,846,852, and (ii) the number of Common Shares subject to the Non-Contingent Warrant shall be automatically increased by the number of Common Shares by which 2% of the Common Shares outstanding immediately after giving effect to the second closing of the Investment (and all other transactions occurring prior to or simultaneously therewith) exceeds 15,693,704.  On December 28, 2010, HRB gave notice to ACMO that (i) the number of Common Shares subject to the Contingent Warrant was automatically increased by 499,958 to 7,846,852 and (ii) the number of Common Shares subject to the Non-Contingent Warrant was automatically increased by 999,916 to 16,693,620.

Item 5.   Interests in Securities of HRB.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The information contained on the cover pages to this Schedule 13D/A and the responses set forth or incorporated in Items 2, 3, 4 and 6 of the Schedule 13D and Item 4 of this Schedule 13D/A are incorporated herein by reference.

(a) and (b)

The Reporting Persons may be deemed to have a direct or indirect, as applicable, beneficial interest in 196,543,825 Common Shares held of record by ACMO.  Each of the Reporting Persons disclaims beneficial ownership of such Common Shares except to the extent of its pecuniary interest therein.  The aggregate amount of Common Shares represents approximately 23.09% of the total outstanding Common Shares, based upon 851,374,615 Common Shares, which includes (a) 684,680,995 Common Shares currently outstanding as reported to the Reporting Persons as of December 28, 2010, (b) 50,000,000 Common Shares issued on December 28, 2010 in connection with the second closing of the Investment, (c) 100,000,000 Common Shares issued on December 28, 2010 in connection with the Rights Offering, and (d) 16,693,620 Common Shares issuable pursuant to the Non-Contingent Warrant.

Anchorage Offshore is the sole member of ACMO.  Management is the sole managing member of Capital Group and Capital Group is the investment manager of Anchorage Offshore.  Because of their respective relationships with ACMO and each other, each of the Reporting Persons may be deemed to share voting and disposition power with respect to 196,543,825 Common Shares.  No Reporting Person may be deemed to have sole voting and disposition power with respect to any Common Shares.

(c)

Except as set forth in this Item 5, none of the Reporting Persons, nor to the knowledge of each of the Reporting Persons, has engaged in any transaction during the past 60 days involving the securities of HRB.

(d)

To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by them.

(e)

Not applicable.

Item 7.   Material to be filed as Exhibits.

Exhibit 1    Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 30, 2010

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Managing Member

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Chief Operating Officer

ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Director

ACMO-HR, L.L.C.

By:	Anchorage Capital Master Offshore, Ltd., its sole member

By:	Anchorage Capital Group, L.L.C., its investment manager

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Chief Operating Officer

ANTHONY L. DAVIS

/s/ Anthony L. Davis

KEVIN M. ULRICH

/s/ Kevin M. Ulrich